Exhibit 99.3

FCA announces plans for completing distribution of its ownership in RCS
Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU / MTA: FCA) announced today that the general meeting of shareholders has approved a demerger that is the initial step in FCA’s previously-announced plans to distribute the ordinary shares in RCS MediaGroup S.p.A. (“RCS”) held by FCA to the holders of its common shares.
FCA anticipates that the distribution of RCS ordinary shares will be effected through several transactions that are expected to take effect on May 1, 2016.
Subject to completion of such transactions, the record date for the distribution with respect to FCA common shares held through participants in the Monte Titoli system is expected to be May 3, 2016 and with respect to FCA common shares held through other participants in the DTC system is expected to be May 4, 2016, which accounts for the different standard settlement periods in the different primary markets (i.e. Borsa Italiana and the New York Stock Exchange).
RCS ordinary shares will be credited to the accounts of participants in the Monte Titoli system on May 4, 2016. Because RCS ordinary shares are capable of being delivered only to accounts of intermediaries that are participants in the Monte Titoli system, FCA shareholders that hold their common shares through intermediaries that are participants in the DTC clearing system will need to provide notice to Computershare on or before May 13, 2016 of the Monte Titoli participant account to which RCS shares should be credited, and, if proper notice is received, will receive RCS ordinary shares during the period between May 5 and May 17, 2016 depending on the date of their instructions.
FCA shareholders that hold FCA common shares through intermediaries that are participants in the DTC clearing system and that (i) do not make arrangements for RCS ordinary shares to which they would otherwise be entitled to be credited to an account of a participant in Monte Titoli on or before May 13, 2016, and (ii) do not provide proper notice of such account to Computershare on or before the same date, will have their entitlements to RCS ordinary shares aggregated and sold on the open market; the net proceeds after completing all such sales will be paid pro rata in cash to the holders of FCA common shares entitled thereto after conversion of any amount received in any other currency into US dollars.
A form of notice to advise Computershare of the account of an intermediary that is a participant in the Monte Titoli system, to which an FCA shareholder’s entitlement to RCS ordinary shares should be credited will be available on the investor relations page of the FCA website.
No fractional RCS ordinary shares will be delivered in connection with the distribution. Any fractional entitlement will also be aggregated and sold in the open market by intermediaries and the net cash proceeds distributed pro rata to the holders of FCA common shares that would otherwise have been entitled to fractional RCS ordinary shares.
The distribution may be treated as a dividend for Italian tax purposes and therefore give rise to a withholding tax of up to 26 percent.
Additional information related to the distribution of the RCS ordinary shares to FCA shareholders has been made available on the investor relations page of the FCA website at http://www.fcagroup.com/en-US/investor_relations .
London, April 15, 2016
This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the Group’s control.
For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com